UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42039

Viking Holdings Ltd

(Translation of registrant’s name into English)

94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Entry Into Material Definitive Agreements

On October 24, 2024, Viking Holdings Ltd (the “Company”) entered into a series of supplemental indentures (each, a “Supplemental Indenture”) with respect to each series of its subsidiaries currently outstanding secured and unsecured notes (the “Notes”). Each series of Notes was issued by a subsidiary of the Company and is guaranteed by certain of the Company’s other subsidiaries. Each Supplemental Indenture provides for, among other items, (i) a full and unconditional guarantee by the Company of the respective issuer’s obligations under each such indenture for the benefit of the holders of each series of Notes, as well as the trustees of such Notes and, if applicable, the collateral agent and (ii) an amendment to certain of the reporting obligations of Viking Cruises Ltd (“VCL”), a direct wholly-owned subsidiary of the Company, under each indenture to allow the Company to furnish to the trustee and the holders of the Notes its own audited consolidated annual financial statements and condensed consolidated quarterly financial statements in lieu of VCL’s financial statements so long as the Company complies with Rule 3-10 of Regulation S-X promulgated by the SEC, which allows a parent company to provide abbreviated disclosures in its own financial statements to cover a subsidiary issuer or guarantor instead of separate financial statements of such issuers and guarantors.

Simultaneously, VCL entered into an amendment agreement (the “First Amendment”) to VCL’s Revolving Credit Agreement dated June 27, 2024, among VCL, the lenders party thereto and Wells Fargo Bank, National Association, a national banking association, as administrative and collateral agent. The First Amendment, among other items, (i) provides for the Company to enter into a guarantee agreement (the “Holdings Guarantee Agreement”) pursuant to which the Company will provide a full and unconditional guarantee of VCL’s financial obligations under the Credit Agreement, and (ii) allows the Company to furnish its own financial statements in lieu of the financial statements of VCL to comply with VCL’s reporting covenants as set forth in the Credit Agreement.

The above description of the Supplemental Indentures, the First Amendment and the Holdings Guarantee Agreement is not complete and is qualified in its entirety by reference to the full text of such instruments. A copy of each Supplemental Indenture and each of the First Amendment and the Holdings Guarantee Agreement is furnished as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8, respectively, to this Report on Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description

10.1	Tenth Supplemental Indenture, dated as of October 24, 2024, among Viking Cruises Ltd, Viking Holdings Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.2	Eighth Supplemental Indenture, dated as of October 24, 2024, among Viking Cruises Ltd, Viking Holdings Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.3	Fourth Supplemental Indenture, dated as of October 24, 2024, among Viking Ocean Cruises Ltd, Viking Holdings Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent

10.4	Fifth Supplemental Indenture, dated as of October 24, 2024, among Viking Cruises Ltd, Viking Holdings Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.5	Second Supplemental Indenture, dated as of October 24, 2024, among Viking Ocean Cruises Ship VII Ltd, Viking Cruises Ltd, Viking Holdings Ltd, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent

10.6	Second Supplemental Indenture, dated as of October 24, 2024, among Viking Cruises Ltd, Viking Holdings Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.7	First Amendment to Credit Agreement, dated October 24, 2024 among Viking Cruises Ltd, as Borrower, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent

10.8	Holdings Guarantee Agreement, dated October 24, 2024 among Viking Holdings Ltd, as guarantor, Viking Cruises Ltd, as Borrower, and Wells Fargo Bank, National Association, as Administrative Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2024

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name:	Leah Talactac
Title:	Chief Financial Officer